CERTIFICATE AND CONSENT

To accompany the report entitled: Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico.

I, Glen Cole, residing at 15 Langmaid Court, Whitby, Ontario do hereby certify that:

1)	I am a Principal Resource Geologist with the firm of SRK Consulting (Canada) Inc. (SRK) with an office at Suite 1000, 25 Adelaide Street East, Toronto, Ontario, Canada;

2)
I am a graduate of the University of Cape Town in South Africa with a B.Sc (Hons) in Geology in 1983; I obtained an M.Sc (Geology) from the University of Johannesburg in South Africa in 1995 and an M.Eng in Mineral Economics from the University of the Witwatersrand in South Africa in 1999. I have practiced my profession continuously since 1986;

3)
I am a Professional Geoscientist registered with the Association of Professional Geoscientists of the province of Ontario (APGO#1416) and am also registered as a Professional Natural Scientist with the South African Council for Scientific Professions (Reg#400070/02);

4)	I have personally inspected the subject property and surrounding areas on April 17 2007;

5)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a qualified person, am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I am responsible for the resource estimation portion of this report;

8)
SRK Consulting (Canada) Inc. was retained by MAG Silver Corp. to prepare a technical report for the Valdecañas project in accordance with NI 43-101 and Form 43-101F1 guidelines.  The preceding report is based on a site visit, our review of project files and discussions with MAG Silver Corp. and Fresnillo plc personnel;

9)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I hereby consent to use of this report for submission to any Provincial or all regulatory authorities;

11)
I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada                                                                   Glen Cole, P.Geo.
July 25, 2008                                                                   Principal Resource Geologist